Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor
January 29, 2018	Montreal QC, H3A 3S8
www.computershare.com

To: NASDAQ

Subject: DHX Media Ltd.	AMENDED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	January 23, 2018
Record Date for Voting (if applicable) :	January 23, 2018
Beneficial Ownership Determination Date :	January 23, 2018
Meeting Date :	March 23, 2018
Meeting Location (if available) :	Halifax NS
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON VOTING SHARES	252406707	CA2524067071
VARIABLE VOTING SHARES	252406608	CA2524066081

Sincerely,

Computershare
Agent for DHX Media Ltd.